Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

February 13, 2020

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the RWC Global Emerging Equity Fund (the “Fund”), a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on January 16, 2020. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. In the “Description of the Material Terms of the Prior Agreement, the New Agreement, and the Interim Agreement” section, in accordance with Item 22(c)(1)(i) of Schedule 14A, please disclose the date on which the Prior Agreement was last submitted to a vote of security holders of the Fund, including the purpose of such submission.

Response. The requested change has been made.

2.	Comment. In the “Board Considerations in Approving the New Agreement – Investment Performance of RWC” section, please include more specific detail with respect to the investment performance of the Fund considered at meetings held prior to the Board Meeting.

Response. The requested change has been made.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

February 13, 2020

3.	Comment. In the “Board Considerations in Approving the New Agreement – Costs of Advisory Services, Profitability and Economies of Scale” section, please clarify if the Board considered the management fees charged by RWC to other clients with comparable mandates to the Fund.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London